Fact Sheet – Consolidated Financial data, Second Quarter, 2008-09

Infosys®

Profit and Loss Account summary for the Quarter ended

(As per Indian GAAP)

In Rs. crore, except per share data

Particulars	September 30, 2008	September 30, 2007	Growth (%)	June 30, 2008	Growth % in Q2 FY 09 over Q1 FY 09
Income from software services, products and business process management	**5,418**	**4,106**	32.0	**4,854**	11.6
Software development and business process management expenses	2,891	2,231	29.6	2,754	5.0
GROSS PROFIT	**2,527**	**1,875**	34.8	**2,100**	20.3
Selling and marketing expenses	303	283	7.1	257	17.9
General and administration expenses	430	308	39.6	364	18.1
	733	**591**	24.0	**621**	18.0
OPERATING PROFIT BEFORE DEPRECIATION	**1,794**	**1,284**	39.7	**1,479**	21.3
Depreciation	177	144	22.9	169	4.7
OPERATING PROFIT BEFORE TAX AND INTEREST	**1,617**	**1,140**	41.8	**1,310**	23.4
Other income, net	66	154	(57.1)	117	(43.6)
NET PROFIT BEFORE TAX	**1,683**	1,294	30.1	**1,427**	17.9
Provision for taxation	251	194	29.4	125	100.8
NET PROFIT AFTER TAX	**1,432**	**1,100**	30.2	**1,302**	10.0
EARNINGS PER SHARE (Equity shares of par value Rs. 5/- each)					
Basic	25.02	19.26	29.9	22.75	10.0
Diluted	24.97	19.19	30.1	22.70	10.0

Profit and Loss Account summary for the Half-year ended

(As per Indian GAAP)

In Rs. crore, except per share data

Particulars	September 30, 2008	September 30, 2007	Growth (%)	Year ended March 31, 2008
Income from software services, products and business process management	**10,272**	**7,879**	30.4	**16,692**
Software development and business process management expenses	5,645	4,400	28.3	9,207
GROSS PROFIT	**4,627**	**3,479**	33.0	**7,485**
Selling and marketing expenses	560	488	14.8	916
General and administration expenses	794	623	27.4	1,331
	1,354	**1,111**	21.9	**2,247**
OPERATING PROFIT before interest, depreciation and minority interest	**3,273**	**2,368**	38.2	**5,238**
Interest				
Depreciation	346	288	20.1	598
OPERATING PROFIT BEFORE TAX, minority interest and exceptional items	**2,927**	**2,080**	40.7	**4,640**
Other income, net	183	407	(55.0)	704
Provision for investments				
NET PROFIT BEFORE TAX, minority interest and exceptional items	**3,110**	**2,487**	25.1	**5,344**
Provision for taxation	376	308	22.1	685
NET PROFIT AFTER TAX and before minority interest and exceptional items	**2,734**	**2,179**	25.5	**4,659**
Income on sale of investments (net of taxes)		–		
NET PROFIT AFTER TAX, exceptional items and before minority interest	**2,734**	**2,179**	25.5	**4,659**
Minority interest		–		
NET PROFIT AFTER TAX, exceptional items and minority interest	**2,734**	**2,179**	25.5	**4,659**
EARNINGS PER SHARE (Equity shares of par value Rs. 5/- each)				
Before exceptional items				
Basic	47.78	38.15	25.2	81.53
Diluted	47.67	38.01	25.4	81.26

REVENUE BY GEOGRAPHICAL SEGMENT					
	Quarter ended			LTM	
	Sep 30, 2008	June 30, 2008	Sep 30, 2007	Sep 30, 2008	Sep 30,2007
	%	%	%	%	%
North America	61.5	62.6	62.6	61.8	62.7
Europe	28.1	27.3	27.4	28.3	26.9
India	1.3	1.3	1.0	1.3	1.5
Rest of the world	9.1	8.8	9.0	8.6	8.9
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY SERVICE OFFERING					
	Quarter ended			LTM	
	Sep 30, 2008	June 30, 2008	Sep 30, 2007	Sep 30, 2008	Sep 30,2007
	%	%	%	%	%
Services					
Application Development and Maintenance	42.7	43.4	44.2	44.3	45.9
Application Development	20.6	21.4	21.8	21.3	22.1
Application Maintenance	22.1	22.0	22.4	23.0	23.8
Business Process Management	6.0	6.3	5.2	6.0	5.2
Consulting Services and Package Implementation	25.3	23.7	23.6	24.3	22.8
Infrastructure Management	5.9	5.7	5.5	5.2	5.0
Product Engineering Services	2.1	2.2	1.6	2.0	1.5
System Integration	3.5	3.1	2.8	3.1	2.7
Testing Services	7.0	7.4	7.8	7.2	7.4
Others	3.9	4.3	5.6	4.2	5.7
Total services	**96.4**	**96.1**	**96.3**	**96.3**	**96.2**
Products	3.6	3.9	3.7	3.7	3.8
Total revenues	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY PROJECT TYPE *					
	Quarter ended			LTM	
	Sep 30, 2008	Jun 30, 2008	Sep 30, 2007	Sep 30, 2008	Sep 30,2007
	%	%	%	%	%
Fixed Price	34.1	32.8	29.8	33.3	27.8
Time & Materials	65.9	67.2	70.2	66.7	72.2
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* Excluding products

REVENUE BY INDUSTRY					
	Quarter ended			LTM	
	Sep 30, 2008	Jun 30, 2008	Sep 30, 2007	Sep 30, 2008	Sep 30, 2007
	%	%	%	%	%
Insurance, banking & financial	33.4	34.5	36.5	34.6	37.0
Insurance	*6.9*	*6.8*	*7.7*	*7.0*	*7.4*
Banking & financial services	*26.5*	*27.7*	*28.8*	*27.6*	*29.6*
Manufacturing	20.1	18.4	13.9	17.5	13.4
Retail	12.1	12.2	12.5	12.0	11.2
Telecom	19.0	19.7	20.6	20.6	20.8
Energy & Utilities	5.5	5.4	5.3	5.3	5.1
Transportation & logistics	2.3	2.4	2.3	2.5	2.1
Services	5.1	5.5	7.7	5.5	7.8
Others	2.5	1.9	1.2	2.0	2.6
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

CLIENT DATA					
	Quarter ended			Year ended	
	Sep 30, 2008	Jun 30, 2008	Sep 30, 2007	Mar 31, 2008	Mar 31, 2007
Number of Clients					
Active	586	567	520	538	500
Added during the period	40	49	48	170	160
Accounting for > 5% of revenue	1	1	1	1	1
Number of million* dollar clients					
1 Million dollar +	325	325	295	310	275
5 Million dollar +	151	146	122	141	107
10 Million dollar +	94	91	77	89	71
20 Million dollar +	56	53	44	47	36
30 Million dollar +	34	33	30	32	25
40 Million dollar +	26	25	22	22	16
50 Million dollar +	20	18	16	18	12
60 Million dollar +	16	16	11	13	11
70 Million dollar +	12	12	9	12	9
80 Million dollar +	12	12	9	10	4
90 Million dollar +	8	8	5	6	4
100 Million dollar +	5	6	3	6	3
200 Million dollar +	1	1	1	1	1
300 Million dollar +	1	1		1	–
Client contribution to revenue					
Top client	7.6%	7.9%	7.9%	9.1%	7.0%
Top 5 clients	18.6%	19.9%	19.5%	20.9%	19.4%
Top 10 clients	28.0%	30.1%	29.9%	31.4%	31.4%
Repeat business	99.8%	99.6%	97.7%	97.0%	95.3%
Account receivables – LTM (in days)	60	69	61	72	64

"LTM" - Last Twelve Months
* LTM Revenues

EFFORT AND UTILIZATION					
	Quarter ended			LTM	
(in %)	Sep 30, 2008	June 30, 2008	Sep30, 2007	Sep 30, 2008	Sep 30, 2007
Effort					
Onsite	24.0	24.3	25.7	24.5	26.2
Offshore	76.0	75.7	74.3	75.5	73.8
Revenue					
Onsite	47.3	47.5	48.8	47.5	53.9
Offshore	52.7	52.5	51.2	52.5	46.1
Utilization					
Including trainees	69.4	68.9	70.3	69.4	69.1
Excluding trainees	73.7	72.2	77.8	74.3	75.2

PERSON MONTHS DATA					
	Quarter ended			LTM	
	Sep 30, 2008	June 30, 2008	Sep 30, 2007	Sep 30, 2008	Sep 30,2007
Billed – Onsite	46,526	44,680	40,936	1,77,616	1,52,100
– Offshore	1,47,547	1,38,924	1,18,267	5,47,921	4,28,025
TOTAL	**1,94,074**	**1,83,604**	**1,59,203**	**7,25,537**	**5,80,125**
Non Billable	69,267	70,614	45,370	2,50,747	1,91,709
Trainee	16,445	12,395	21,902	69,713	67,545
Sales & Support	14,148	13,269	11,277	51,356	43,262
TOTAL	**2,93,933**	**2,79,882**	**2,37,752**	**10,97,353**	**8,82,641**

EMPLOYEE METRICS					
	Quarter ended			Year ended	
	Sep 30, 2008	June 30, 2008	Sep 30, 2007	Mar 31, 2008	Mar 31, 2007
Total Employees	100,306	94,379	80,501	91,187	72,241
S/W professionals	93,624	87,816	75,313	85,013	68,156
Billable	*83,412*	*82,368*	*66,743*	*79,494*	*61,917*
Banking Product Group	*2,093*	*2,076*	*2,053*	*2,053*	*2,053*
Trainees	*8,119*	*3,372*	*6,517*	*3,466*	*4,186*
Sales & Support	6,682	6,563	5,188	6,174	4,085
Gross Addition	10,117	7,182	8,543	33,177	30,946
Net Addition	5,927	3,192	4,530	18,946	19,526
Lateral Employees	1,736	2,013	1,754	8,523	8,023
Attrition % (LTM)*	12.8%	13.6%	14.2%	13.4%	13.7%

"LTM" – Last Twelve Months

* Excluding subsidiaries

INFRASTRUCTURE (as on Sep 30, 2008)					
	Completed		Work in Progress		Land acquired during the Qtr (acres)
	Built-Up Area (Sq. Ft.)	No. of Seats	Built-Up Area (Sq. Ft.)	No. of Seats	
Bangalore	36,83,570	23,793	3,10,000	1,200	–
Bhubaneshwar	8,79,721	3,957			–
Chandigarh	10,16,158	6,116	1,62,344		–
Chennai	15,96,477	11,713	9,43,500	2,500	–
Gurgaon	46,000	502	50,000	700	–
Hyderabad	18,22,523	9,430			–
Jaipur	78,000	890	3,40,016	3,200	–
Mangalore	6,87,213	4,766			–
Mauritius	28,000	400			–
Mysore (including ILI)*	55,76,051	5,434	30,88,963	3,350	–
Pune	29,72,249	16,475	13,96,579	7,160	–
Thiruvananthapuram	1,24,442	1,549	2,88,949	1,540	–
Total	**1,85,10,404**	**85,025**	**65,80,351**	**19,650**	–

*Infosys Leadership Institute

Fact Sheet – Consolidated Financial data, Second Quarter, 2008-09

Infosys®

CONSOLIDATED IT SERVICES								
	Quarter ended						LTM	
	Sep 30, 2008	Sequential growth%	Jun 30, 2008	Sequential growth %	Sep 30, 2007	Sequential growth %	Sep 30, 2008	Sep 30, 2007
Effort – Services (Person Months)								
Onsite	46,314	4.1	44,477	1.1	40,740	4.9	176,764	151382
Offshore	104,355	7.6	96,969	0.2	87,717	9.0	390,362	315663
Total	**150,669**	**6.5**	**141,446**	**0.5**	**1,28,457**	**7.7**	**567,126**	**467045**
Revenue – Services ($ million)								
Onsite	572.92	4.8	546.70	1.1	495.62	7.9	2176.38	1784.17
Offshore	528.40	7.7	490.70	0.1	435.90	11.9	1973.63	1527.60
Total	**1,101.32**	**6.3**	**1,037.40**	**0.6**	**931.52**	**9.7**	**4150.01**	**3311.77**

RUPEE DOLLAR RATE (Rs)					
	Quarter ended			Year ended	
	Sep 30, 2008	June 30, 2008	Sep 30, 2007	Mar 31, 2008	Mar 31, 2007
Period closing rate	46.97	43.04	39.75	40.02	43.10
Period average rate	44.50	42.00	40.19	40.00	45.06

PERFORMANCE AS AGAINST GUIDANCE			
For Quarter ending Sep 30, 2008		Guidance	Actuals
Indian GAAP	Revenue (Rs. Crore)	5,229 - 5,272	5,418
	EPS (Rs.)	23.52 – 23.95	25.02
IFRS	Revenue (US $ Million)	1,215 – 1,225	1,216
	Basic EPADS (US $)*	0.55 – 0.56	0.56

SUBSIDIARIES PERFORMANCE (US $ Mn)				
	Quarter ended, Sep 30 2008		Year ended, Mar 31 2008	
	Revenue	Net Income	Revenue	Net Income
Infosys BPO Limited – consolidated	72.55	10.98	235.20	34.90
Infosys Technologies (Australia) Pty. Limited – Consolidated	30.84	2.08	139.08	25.37
Infosys Consulting, Inc.	17.67	(1.09)	61.54	(12.82)
Infosys Technologies (China) Company Limited	5.79	(1.85)	19.18	(1.68)
Infosys Technologies, S.De R.L. De C V., Mexico	1.96	(0.84)	0.63	(1.80)

Fact Sheet – Consolidated Financial data, Second Quarter, 2008-09

Infosys®

Unaudited Consolidated Statements of Income (IFRS)

(Dollars in millions except per share data)

	Three months ended Sep 30,		Year ended March 31,	
	2008	2007	2007 (Audited)	2008 (Audited)
Revenues	**$1,216**	**$1,022**	**$3,090**	**$4,176**
Gross profit	525	431	$1,313	$1,723
Operating income	**361**	**283**	**852**	**1,159**
Income before income taxes and minority interest	376	321	936	1,334
Net income	**320**	**273**	**$850**	**$1,163**
Earnings per equity share				
Basic	$0.56	$0.48	$1.53	$2.04
Diluted	$0.56	$0.48	$1.50	$2.04

Reconciliation of accounts as per Indian GAAP and IFRS

in Rs. Crore

	Quarter ended		Year ended
	Sep 30, 2008	Sep 30, 2007	March 31, 2008
Consolidated Net Profit as per Indian GAAP	**1,432**	**1,100**	**4,659**
Share-based compensation (IFRS)	–	(4)	(12)
Amortization of intangible assets	(5)	–	(3)
Consolidated Net income as per IFRS	**1,427**	**1,096**	**4,644**

Reasons for differences in net income as per Indian GAAP and IFRS

Share based compensation (IFRS 2)

Under IFRS, the company recorded share based compensation expense using the fair value recognition provisions of IFRS 2.

Amortization of intangible assets

IFRS requires the purchase price in business combination transactions to be allocated to identifiable assets and liabilities, including intangibles assets. Intangible assets are amortized over the estimated useful life.

Infosys®

Constant Currency Reporting

Reported revenues	Q1 08	Q2 08	Q3 08	Q4 08	Q1 09	Q2 09
Revenue ($ mn)	928	1,022	1,084	1,142	1,155	1,216
Sequential growth %	7.5	10.1	6.1	5.3	1.1	5.3
YoY growth %	40.6	36.9	32.1	32.3	24.4	19.0

Constant currency – Q-o-Q	Q1 08	Q2 08	Q3 08	Q4 08	Q1 09	Q2 09
Revenue ($ mn)	919	1,018	1,076	1,142	1,152	1,236
Sequential growth (%)	6.5	9.7	5.4	5.3	0.8	7.1

Constant currency – YoY	Q1 08	Q2 08	Q3 08	Q4 08	Q1 09	Q2 09
Revenue ($ mn)	910	1,001	1,062	1,118	1,135	1,221
YoY growth (%)	37.9	34.1	29.4	29.5	22.2	19.3

Notes:

Basis of computation

1. Rates are as per the noon buying rate of Federal Reserve New York till March 2008 and as per FEDAI rates beginning April 1, 2008

2. Average rates for major global currencies:

Average rate of USD	Q1 08	Q2 08	Q3 08	Q4 08	FY 08	Q1 09	Q2 09
AUD	0.84	0.85	0.90	0.92	0.87	0.95	0.87
EURO	1.35	1.39	1.46	1.53	1.44	1.56	1.49
GBP	2.00	2.03	2.04	1.99	2.01	1.98	1.87

3. Proportion of revenues from major global currencies:

Revenues by currency (%)	Q1 08	Q2 08	Q3 08	Q4 08	FY 08	Q1 09	Q2 09
AUD	5.7	4.9	4.2	4.6	4.8	4.9	4.4
EURO	4.9	5.3	5.8	6.6	5.7	7.0	7.2
GBP	13.8	13.7	14.5	17.1	14.9	16.5	13.3

Q2 2009

Geographical Segment – Growth

North America grew by 3.3% sequentially; 3.4% in constant currency

Europe grew by 8.3% sequentially; 12.9% in constant currency

Rest of the world grew by 10.1% sequentially; 15.9% in constant currency

Industry Segment – Growth

BFSI grew by 1.7% sequentially; 3.2% in constant currency

Manufacturing grew by 14.8% sequentially; 16.2% in constant currency

Retail grew by 4.5% sequentially; 5.5% in constant currency

Telecom grew by 1.7% sequentially; 5.8% in constant currency

Others grew by 7.1 % sequentially; 8.4% in constant currency